Crowdfunding Final.mp4 (4m 5s) 6 speakers (Helen, Speaker 2, Speaker 3, Speaker 4, Speaker 5, Speaker 6)

[0:00:01] Helen: When my son, Louis, died in a teaching hospital, many years ago now; we were shocked at the communication chaos that we saw around us. We felt that people weren't talking to each other, that they weren't passing on important information in any sort of systematic way.

[0:00:23] Speaker 2: Stories like Helen's are far too common. Data suggests that as many as 250,000 patients may die each year in the United States, at least in part as a consequence of medical errors. And when we look at the root causes of those problems, miscommunications between health care providers are the number one driver. One of the reasons that hand-offs have become such a critical issue is that as the intensity of health care has increased over the past couple of decades, the number of interactions and exchanges of information between health care providers has skyrocketed. Doctors go through their training, usually learning hand-offs just by being thrown into it and real life situations. But because there's not formal training, when we've looked across institutions, we see huge variability in the manner in which communication occurs from one place to the next.

[0:01:08] Speaker 3: Over the last decade, our team has been working together in order to try to improve this issue of hand-off miscommunications and the high rate of adverse events within hospital settings. We initially formed a team that developed an intervention at Boston Children's Hospital, which then led to a multi-site, nine center institution trial. The success of that study then led to a effort to scale the program across 32 institutions, and along the way, the success of these efforts has been supported through more than seven million dollars in funding.

[0:01:39] Speaker 2: Following our entry into the Harvard Business School's Healthcare Acceleration Challenge, we began to think through what were models by which we might take this intervention and successfully spread it.

[0:01:49] Speaker 4: I've never in my career had an opportunity to see such a strong data set that has been developed. The company itself, our focus is on building out the solutions to take that standardized communication, and implement it in hospitals. We have a very rich pipeline of other hospitals that are now looking to adopt this process, and it's very exciting what we're looking at going forward.

[0:02:12] Speaker 3: We now have developed tools to streamline the implementation process, access to mentors, and enhanced electronic medical record solutions, as well as enhanced learning tools that afford a better opportunity to ensure successful implementation and scale the program within an institution.

[0:02:28] Speaker 4: In 2016, we became incorporated. We worked and start to build out a team of individuals to help operationalize the company, to get the company financed and to begin selling. We got our first customer, and that customer began in October and then at the very end of the year we completed by getting a license from Boston Children's Hospital for the trademark. We're starting to operationalize this in six different hospitals. The growth potential for this company is enormous. We know that there is not only this generation for the inpatient Ipass, but we're moving to family Ipass, we'll do outpatient Ipass. So this is not just a single product, but this is years and years of opportunity to take hospitals and caregivers to the next level and standardizing communications.

[0:03:15] Speaker 5: One very important thing about Ipass compared to every other system, just about every other system I can think of is that there are objective published data showing that this really makes a difference in reducing adverse events and preventable errors and this sort of thing.

[0:03:35] Speaker 6: One of the things that's very unique to the Ipass institute is how it really helps virtually all of the constituents. It helps patients, it helps providers, it helps the healthcare system, and it helps hospitals. And rarely do you see where a program or a product will address all constituents, it's very exciting. [0:03:56]




I-PASS Institute - Virtual Immersive Learning (VIL).mp4 (3m 3s) 2 speakers (Chris Landrigan, Speaker 2)

[0:00:03] Chris Landrigan: This is Chris Landrigan, I'm the Principal Investigator of the I-PASS program and I wanna share with you a virtual immersion learning tool that we developed in order to help scale the program. The way that our program works is we begin with a very brief introduction to some of the didactic elements around handoffs. The frequency of medical errors, the nature of communication problems in the American healthcare system, and then very rapidly bring learners to a place where they are rating live videos on the computer as you can see here. As this video precedes the learner is asked to keep track of what's good and what's bad about the handoff and they'll then be moved to a couple of screens where they rate those things and their responses are compared against some gold standards. In a similar vain, they're then taken into the heart of the training module, which is to actually conduct a live handoff and to synthesize a handoff that's given to them in a 3D virtual environment. They're dropped into this 3D environment where they learn about a patient who is coming in at the beginning of the shift, named Peter Smith. You can see him coming through the door here. Over the course of the shift, various facets of his care change, such that there is both some information from the initial admission history in physical examination, but there is also changes in care that occur over the course the shift that have to be integrated when it comes time to do a handoff. The learner then enters a virtual computer screen here and types in a written handoff referencing the original history in physical exam, as well as the changes over the course of the shift. Once they are done entering this written information, they can use that as a reference when it comes time to actually conduct a verbal handoff.

[0:02:01] Speaker 2: fall from a ladder, presented with weakness in his arms and legs.

[0:02:06] Chris Landrigan: After the learner has had the chance to practice this skill, they then do a assessment, where first they divide the recorded handoffs into the different elements of the I-PASS format and they then delve into each one of those elements and rate how well they performed as compared with gold standard responses that are provided really as a series of checklist questions, did or did they not include the following elements. A very similar process is then fallowed for the synthesis where the computer provides a handoff to the learner and learner has to synthesize the key information out of that and record into the computer comparing themselves again against gold standard responses. With these types of learning tools that, again, allow for the opportunity to the boost practice and self assess in a safe environment, we have the ability to scale I-PASS very rapidly for application across an entire hospital. Thank you very much. [0:02:58]




I-PASS Institute - Observational Measurement.mp4 (1m 10s) 1 speaker (Speaker 1)

[0:00:06] Speaker 1: A key part of implementation is engaging faculty, staff locally to help oversee the handoff process and provide feedback and ongoing evaluation and collect data along those means. I would say anecdotally we have certainly seen that those institutions that are able to get that process up and running have seamless data collection, flowing in a way that front line providers can react to that data on a regular basis. Those are the institutions that really end up having success in their implementation efforts. We've developed a system to streamline the observation process where just looking at your mobile phone or at a desktop computer, wherever you happen to be. There's the opportunity to pull up this observation software, input the data quickly and in real time see how that observation compares to the data that's been collected on that unit or across the entire institution. The data that's collected can be used in real time to provide feedback and suggestions to those frontline providers for how to iteratively improve their handoff skills. [0:01:05]



I-PASS Institute - Implementation Guide.mp4 (1m 28s) 2 speakers (Speaker 1, Speaker 2)

[0:00:06] Speaker 1: As a part of our earlier work, we had developed a very detailed implementation guide that helps site leads go to the process of implementing I-PASS in a step by step fashion with detailed timelines. This is what you should be doing in month one, this is what should be happening in month two, have you met this milestone done in month three, and so forth. Those types of guides or links to a whole host of materials to support everything that needs to be done in each state in the implementation process and as well as things like campaign materials just in market I-PASS as the program goes forward within a hospital. Through our new web portal, we now have that all organized under one roof and customized to meet the needs of each individual site.

[0:00:43] Speaker 2: The implementation guide is really a blueprint for the individual site champions to use as they're trying to map out their implementation efforts across their institutions. Its history is rooted in the original I-PASS inpatient study, where we worked as a team to write down what the steps would need to be to implement the I-PASS handoff bundle of the time within the participating academic institutions. At each step of the way, we've refined and updated the implementation guide to make sure that the content really resonates will all those different components of implementation. [0:01:18]




I-PASS Institute - Mentorship Services.mp4 (1m 8s) 2 speakers (Speaker 1, Speaker 2)

[0:00:06] Speaker 1: The structure itself is simple. Getting people to follow the pneumonic is simple. Getting people to do it day in and day out and to really change their patterns of communication to be highly reliable so that things are not missed, a change of shift or when a patient changes location, is challenging.

[0:00:18] Speaker 2: The advantage of having a mentor is that this is an individual with prior experience leading iPass implementation efforts within their own institutions as well as other institutions. They've really been through it before. They understand what the anticipated challenges are gonna be and offer a lot of strategies in terms of how to overcome these challenges and enter success with the implementation process. The mentors really hold the hand of those site champions every step of the way and provide a blueprint for that first implementation for that first unit of focus and then developing the broader plan for what the scope is of the role that's gonna be for the institution as a whole. [0:00:57]





I-PASS Institute - EHR Integration Services.mp4 (1m 19s) 2 speakers (Speaker 1, Speaker 2)

[0:00:05] Speaker 1: So one of the critical aspects of implementation is insuring that there's a structured communication format for the written process that narrows the verbal process. So we have a lot of experience working to develop a computerized handoff tool that's structured within the electronic medical record and have a series of templates that have adapted that for different specialties. We've been more recently taking that one step further and partnering with outside organizations that allow us to develop novel tools that really enhance the mobility of the electronic handoff tools and develop a custom solution for the institution that will facilitate the written handoff process.

[0:00:45] Speaker 2: In the majority of hospitals now there is some sort of an EHR that's in place that is a big part of the work flow of both doctors and nurses. We've worked very closely across systems now including Epic and Cerner and Allscripts and a host of others to develop a series of templates and tools that can be integrated into that electronic health record that supports the use of Eyepass as a structure for the handoff process. [0:01:08]